Mail Stop 3561

November 20, 2008

George E. Aldrich
Vice President, Controller & Chief Accounting Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

Gary W. Lefelar
Senior Vice President and Chief Accounting Officer
Panhandle Eastern Pipe Line Company, LP
5444 Westheimer Road
Houston, TX 77056-5306

      Re: **Southern Union Company**
                Form 10-K for Fiscal Year Ended December 31, 2007, as Amended
                Filed February 29, 2008
                Definitive Proxy Statement on Schedule 14A, as Amended
                Filed April 7, 2008
                File No. 001-06407

                Panhandle Eastern Pipe Line Company, LP
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed February 29, 2008
                File No. 001-02921

Dear Mr. Aldrich and Mr. Lefelar:

     We have reviewed your letter dated October 9, 2008 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Panhandle Eastern Pipe Line Company, LP

Form 10-K for Fiscal Year Ended December 31, 2007

Note 4. Related Party Transactions, page F-16

1. We have reviewed your response to comment 11 of our letter dated September 16, 2008. Please clarify how you present taxes on your statements of cash flows. In doing so, please explain the nature of the items included in the "Accrued taxes" operating activities line item and explain why it is appropriate to reflect the accrual and/or payment of tax obligations within investing activities. Since the payments are made for the purpose of satisfying government tax obligations, as opposed to loan obligations, it appears that SFAS 95 might require these payments to be classified within operating activities. Since it appears your tax obligations are essentially satisfied up front through loans made to Southern Union, please also tell us how you considered bifurcating these loans as investing activity loans and operating activity tax advances.

*   *   *

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or in his absence Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Taylor, Esq.
       Locke Lord Bissell & Liddell LLP
       Facsimile No. (713) 223-3717